Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

August 8, 2005

Item 3

News Release

The press release was issued on August 8, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd., (NSU-TSX/AMEX) announces its second quarter results for 2005. Complete details of the June 30, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.  Nevsun also announces both a production delay and capital cost increase for the Tabakoto mine. Production is now expected to commence in December 2005, ramping up to full-scale production during Q1 2006.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

August 8, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

                                                                                   Maureen D. Carse

                                                                                     Corporate Secretary

N E W S R E L E A S E

SECOND QUARTER FINANCIAL RESULTS

OPERATIONS UPDATE

August 8, 2005

Nevsun Resources Ltd., (NSU-TSX/AMEX) announces its second quarter results for 2005. Complete details of the June 30, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The following is a brief summary. All dollar amounts are in $US.

The Company’s assets totaled approximately $80 million as at June 30, 2005 compared to $70 million at December 31, 2004 and working capital was $18 million at June 30, 2005 compared to $27 million at December 31, 2004, the decline is a result of expenditures on the Company’s projects in Mali and Eritrea.  The loss for the quarter was $2.7 million, as compared to the prior year’s quarter of $4.7 million, including exploration expenditures of $2.2 million (Q2 2004 – $3.7 million) and stock-based compensation $268,094 (Q2 2004 - $496,113).

Tabakoto, Mali

Senior management is reporting on a recent site inspection of the Tabakoto Project in Mali. The plant facilities and infrastructure are well under way and certain aspects are nearing completion, with power, fuel, camp and administrative facilities being virtually complete. Assembly of plant was delayed due logistics/shipment of goods. Virtually all goods are now on site and assembly is taking place in earnest. Notwithstanding significant recent progress, Nevsun regretfully announces both a production delay and capital cost increase for the Tabakoto mine. Production is now expected to commence in December 2005, ramping up to full-scale production during Q1 2006.

The critical path item delaying the Project is the completion of the tailings facility.  Despite the delay in the tailings facility, mining activity at Tabakoto has continued to advance. Mining costs of US$5 million that were originally planned to have occurred after the production starts, will occur pre-production and hence affects more immediate cash flow but not life of mine costs.  As a result of time delays, the carrying cost of Mali/Project overheads has added another US$3 million to initial costs as compared to original plans.

Capital costs of plant and infrastructure to completion have increased US$15 million as a result of higher costs across the board for equipment, earthworks, materials and labour, all caused by foreign exchange (both Euro & Rand versus US$), shipping, logistics and project management difficulties. In addition, Nevsun also increased the capital allocation for facilities provided for the local community.

The total pre-production costs, including both ongoing mining activity, overheads and capital, now stand at US$63 million versus the US$45 million previously announced in April 2005 and the US$40 million when the decision was taken to build. Fortunately the Project metrics are positively impacted by much higher current gold prices than those at feasibility, out weighing the additional capital costs. As a result of the estimated cost increases Nevsun is re-reviewing its appetite for debt finance on either the Project or corporately. Currently Nevsun is debt free and unhedged.

Eritrea

In Eritrea, the Company’s Bisha property feasibility study by AMEC continues to be progressed. The Bisha feasibility is due for completion late Q1 2006. AMEC has also been engaged to develop a scoping study scheduled to be completed early Q4 2005 which should allow shareholders to better understand the scale and direction of the Project. After seasonal rains Nevsun is planning to recommence its Eritrea exploration program in October. In addition to its work on Bisha the Company plans to drill both the AK property, approximately 25km north of Bisha, and the Augaro property which is approximately 100km south of Bisha. After review of its previous programs on these properties, consisting of soil sampling, geochemical analysis and geophysical survey, Nevsun is preparing prospective drill targets.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-23.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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